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                            June 6, 2023

       Ryan Melsert
       Chief Executive Officer
       AMERICAN BATTERY TECHNOLOGY COMPANY
       100 Washington Street, Suite 100
       Reno, NV 89503

                                                        Re: AMERICAN BATTERY
TECHNOLOGY COMPANY
                                                            Registration
Statement on Form S-3
                                                            Filed May 16, 2023
                                                            File No. 333-271954

       Dear Ryan Melsert:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed May 16, 2023

       General

   1. We note that you are registering the resale of 11 million shares of common stock.
                                                        According to the Second
Amended and Restated Membership Interest Purchase
                                                        Agreement, as amended,
the proceeds from the shares to be sold by the selling stockholder will comprise a portion
of the purchase price to be paid by the registrant in connection with the acquisition.
Please provide us with your analysis as to why the selling
                                                        stockholder should not
be deemed an underwriter.
 Ryan Melsert
FirstName  LastNameRyan Melsert
AMERICAN      BATTERY TECHNOLOGY COMPANY
Comapany
June 6, 2023NameAMERICAN BATTERY TECHNOLOGY COMPANY
June 6,
Page 2 2023 Page 2
FirstName LastName
2. We note the termination provisions set forth in Section 7.01(b)(iii) of Ex. 10.1 state that the first deposit, second deposit, third deposit, and June extension are non-refundable.
         However, the 11 million shares issued in connection with the acquisition transaction are not mentioned. Please reconcile this section with the recitals to Ex.
10.1 and Ex. 10.2
         where you state that the 11 million shares are non-refundable and irrevocable.
3. We note that the acquisition transaction is expected to close once the selling stockholder has received net cash proceeds of at least $6.6 million from the sale of such shares. Your disclosure should address the consequences of a potential shortfall as contemplated by
         Section 2.01(k) of the Purchase Agreement, as amended, including any obligations to register additional shares if there is a shortfall. In addition, please address the potential impact of sales by the selling stockholder on your stock price, as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Daniel
Morris, Legal Branch Chief, at (202) 551-3314 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Energy & Transportation
cc:      Amy Bowler